Solarfun Signs Agreement to Build 100MW Solar Power Plant in Jiayuguan City, Gansu Province

SHANGHAI, Dec. 4 /PRNewswire-FirstCall/ -- Solarfun Power Holdings Co., Ltd. ("Solarfun" or "the Company") (Nasdaq: SOLF), a vertically integrated manufacturer of silicon ingots and photovoltaic cells and modules in China, today announced that Jiangsu Linyang Solarfun Co., Ltd., a wholly owned subsidiary of Solarfun, has signed an agreement with the government of Jiayuguan City, Gansu Province, under which Solarfun agreed to build a 100MW solar power plant.  To support this project, Solarfun agreed to construct a module production facility in Jiayuguan City.

Jingchang Zhang, Vice Mayor of Jiayuguan City, commented, "Jiayuguan is a famous tourist attraction in western China.  Its abundant sunshine makes it an attractive location for solar projects. We have interviewed many solar module suppliers in China and are confident that Solarfun will be a good partner for our development."

Peter Xie, President of Solarfun, commented, "We continue to make progress in building a meaningful presence in the rapidly developing China market. We appreciate the opportunity to partner with Jiayuguan City towards their firm commitment to renewable energy development."

The commencement of this project is subject to feasibility studies, financing and further government approval.

This report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 ( Registration No. 333-152005) filed on July 14, 2008.

About Solarfun

Solarfun Power Holdings Co., Ltd. manufactures ingots, PV cells and PV modules, and provides PV module processing services to convert PV cells into modules. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules. Solarfun sells its products both through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to meet TUV and UL safety and quality standards.

For further information, contact:

Solarfun Power Holdings Co., Ltd.

Paul Combs
V.P. Strategic Planning
26F BM Tower
218 Wusong Road
Shanghai, 200080
P. R. China
Tel:  86-21-26022833 / Mobile:  86 138 1612 2768
E-mail: IR@solarfun-power.com

Christensen

Kathy Li
Tel:  480 614 3036
E-mail:  kli@ChristensenIR.com

Roger Hu
Tel:  852 2117 0861
E-mail:  rhu@ChristensenIR.com

CONTACT: Paul Combs, V.P. Strategic Planning, Solarfun Power Holdings Co., Ltd., 86-21-26022833, Mobile, 86 138 1612 2768, IR@solarfun-power.com; Kathy Li, +1-480-614 -3036, kli@ChristensenIR.com, Roger Hu, 852 2117 0861, rhu@ChristensenIR.com, both of Christensen